Mail Stop 6010

July 28, 2006

Mr. Jeffrey A. Kupp
Chief Financial Officer
Microtune, Inc.
2201 10<sup>th</sup> Street
Plano, Texas 75074

      RE:    **Microtune, Inc.**
                **Form 10-K for the fiscal year ended December 31, 2005**
                **Filed March 3, 2006**
                **File No. 000-31029-40**
                **Form 8-K dated July 27, 2006**

Dear Mr. Kupp:

      We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ending December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Critical Accounting Policies, page 45

1.      We note your critical accounting policies, but the disclosure merely repeats the
        policies from your significant accounting policies footnote without elaboration.
        Accordingly, your disclosure does not conform to our expectations for the critical
        accounting policies disclosure. For each identified critical accounting policy,
        please expand to describe the specific factors that in your view makes each
        critical.  Discuss the nature of estimates and uncertainties about those estimates
        inherent to each individual policy, including how you make those estimates.
        Discuss how different assumptions, methods or conditions might effect your
        financial statements.  Revise future filings to comply.

Consolidated Statement of Operations, page F-4

2.      We note that you recorded a gain in fiscal 2004 of $22.5 million in other income
        (expense) which represented the amount you received in settlement of a patent
        and anti-trust litigation. In future filings please reclassify this gain within
        operating income (loss), or tell us in detail why this gain is properly classified in
        non-operating income. Your explanation should include a discussion of why the
        patent and the underlying products related to the patent do not relate to your
        operating activities. If the patent relates to your operating activities, gains or
        losses related to patent lawsuits should be included in operating activities.

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

Investments, page F-8

3.      Please revise future filings to include all required disclosures of SFAS 115 or
        explain why additional disclosure is not necessary.

Inventory Valuation, page F-9

4.      We note that adjustments to inventory are determined quarterly by comparing
        inventory levels of individual materials and parts to current demand forecast for
        those items.  Please confirm that inventory identified through the demand review
        are additionally reviewed for individual facts and circumstance which either

confirm or deny the need for a write-off.  Discuss these individual facts and circumstance you review.  Revise disclosure to discuss in future filings as well.

Note 14. Geographic Information and Significant Customers, page F-30

5.      If revenue derived from any particular foreign <u>country</u> is material, revise future filings to disclose the name of the country and the amount of revenue from the country.  Refer to paragraph 38(a) SFAS 131.

Form 8-K dated July 27, 2006

6.      We note that you present your non-GAAP measures and reconciliation in the form of pro forma statements of income. This format may be confusing to investors as they also reflect several non-GAAP measures, including pro forma cost of revenue, pro forma gross margin, pro forma research and development, pro forma selling, general and administrative, pro forma operating expenses, pro forma income (loss) before provisions for income taxes, and pro forma basic earnings per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the pro forma statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request an amendment to the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief